# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZenaTech, Inc., CIK 0001997403
CUSIP: 00098936T
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 1671957
Persons authorized to receive notices and communications: Dr. Shaun Passley, 777 Hornby Street, Suite 600, Vancouver, British Columbia Canada (A1), V6Z 1S4, (647) 249-1622

## Reporting persons
- Dr. Shaun Passley (CIK 0001671957): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,636,459; shared voting power 120,937,093; sole dispositive power 25,636,459; shared dispositive power 120,937,093; aggregate amount beneficially owned 120,937,093 (89% of the class)
  Comment: Comprised of (i) 6,367,301 common shares, 11,700,000 preferred stock and 45,000 super-voting shares held by Epazz, Inc. ("Epazz"), (ii) 5,136,459 common shares, 3,500,000 preferred shares and 10,000 super-voting shares held by Dr. Passley, and (iii) 1,583,333 common shares, 750,000 preferred shares and 5,000 super-voting shares held by Ameritek Ventures Inc. ("Ameritek"). Each preferred share can convert to three shares of common stock. Each super-voting share carries 1,000 votes per share. The aggregate number of votes available at the Company, assuming the conversion of all preferred shares to common shares and the exercise of voting rights attached to such common shares and the exercise of voting rights attached to all super-voting shares, is 136,551,124.
  
  Dr. Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz, Inc. Dr. Passley is a director, officer, and principal shareholder of Ameritek of which Epazz is the principal shareholder with 95% voting control of Ameritek. Accordingly, Dr. Passley controls the voting rights attached to the shares of the Issuer owned by Epazz and Ameritek.
- Epazz Inc (CIK 0001335239): type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 86,467,301; sole dispositive power 0; shared dispositive power 86,467,301; aggregate amount beneficially owned 112,103,760 (82% of the class)
  Comment: Comprised of, (i) 6,367,301 common shares, 11,700,000 preferred stock and 45,000 super-voting shares held by Epazz, Inc. ("Epazz"), and (ii) 5,136,459 common shares, 3,500,000 preferred shares and 10,000 super-voting shares held by Dr. Passley. Each preferred share can convert to three shares of common stock. Each super-voting share carries 1,000 votes per share. The aggregate number of votes available at the Company, assuming the conversion of all preferred shares to common shares and the exercise of voting rights attached to such common shares and the exercise of voting rights attached to all super-voting shares, is 136,551,124.
- Ameritek Ventures, Inc. (CIK 0001530185): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 34,469,792; sole dispositive power 0; shared dispositive power 34,469,792; aggregate amount beneficially owned 34,469,792 (25% of the class)
  Comment: Comprised of (i) 5,136,459 common shares, 3,500,000 preferred shares and 10,000 super-voting shares held by Dr. Passley, and (ii) 1,583,333 common shares, 750,000 preferred shares and 5,000 super-voting shares held by Ameritek Ventures Inc. ("Ameritek"). Each preferred share can convert to three shares of common stock. Each super-voting share carries 1,000 votes per share. The aggregate number of votes available at the Company, assuming the conversion of all preferred shares to common shares and the exercise of voting rights attached to such common shares and the exercise of voting rights attached to all super-voting shares, is 136,551,124.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ZenaTech, Inc.
Address of issuer's principal executive offices: 777 HORNBY STREET, SUITE 600, VANCOUVER, British Columbia Canada (A1), V6Z 1S4
Comment: This Schedule 13D relates to the common shares, preferred shares and super-voting shares of ZenaTech Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 600, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4 Canada.

## Item 2. Identity and Background
Name of person filing: Shaun Passley
Residence or business address:
777 Hornby Street, Suite 600
Vancouver, British Columbia
Canada V6Z 1S4
Present principal occupation or employment:
(a) This statement on Schedule 13D is filed on behalf of Epazz, Inc. (Epazz), Ameritek Ventures, Inc. (Ameritek) and Dr. Shaun Passley (collectively the Reporting Persons) subsequent to receiving minority shareholder approval of the acquisition by the Company of certain assets from Epazz and Ameritek as described in the Information Circular relating to the Annual and Special Meeting of Shareholders of the Company (the Information Circular) held on March 17, 2025 (a copy of which was filed by the Company with the SEC under cover of Form 6-K dated February 27, 2025). Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is also the sole director, officer, and principal shareholder of Ameritek, as Epazz is the principal shareholder of Ameritek with 95% voting control of Ameritek.
(b) Epazz is organized under the laws of the State of Wyoming and its business address is 55 E. Jackson Blvd. Chicago, IL 60604. Epazz is in the business of developing technology. Dr. Passley is a USA citizen and is the sole director and officer of Epazz.
Ameritek is organized under the laws of the State of Nevada and its business address is 325 N Milwaukee Ave. Wheeling, IL 60090. Ameritek is in the business of technology solutions. Dr. Passley is the sole director and officer of Ameritek.
Dr. Passley's principal occupation is the CEO of the Issuer.
(c) See (b) above.
Criminal convictions in the last five years: (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons were issued common shares, super-voting shares and/or preferred shares subsequent to receiving minority shareholder approval of the acquisition by the Company of certain assets from Epazz and Ameritek as described in the Information Circular. See Section 5(c) below for more information.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Issuer's common stock for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The beneficial holdings of Epazz, Ameritek and Dr. Passley in the Company are set forth under Section 5(c) below.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz. Dr. Passley is a director, officer, and principal shareholder of Ameritek of which Epazz, is the principal shareholder with 95% voting control of Ameritek. Accordingly, Dr. Passley controls the voting rights attached to the shares of the Issuer owned by Epazz and Ameritek.
Transactions in the class effected during the past sixty days: As described in the Information Circular, at the Company's Annual and Special Meeting held on March 17, 2025, the minority shareholders of the Company approved the acquisition of certain assets from Epazz and Ameritek pursuant to four purchase agreements. In consideration for the assets acquired, the Company issued common shares, super-voting shares and preferred shares to Dr. Passley, Epazz and Ameritek as described in exhibit B attached hereto.
Other persons with the right to receive dividends or sale proceeds: See Exhibit B.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement.
Exhibit B: List of Shareholders.

## Signatures
- Dr. Shaun Passley: Shaun Passley, Individual (03/28/2025)
- Epazz Inc: Shaun Passley, Director (03/28/2025)
- Ameritek Ventures, Inc.: Shaun Passley, Director (03/28/2025)